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                                                                    Exhibit 4(i)

                                 AMENDMENT NO. 6
                                       TO
                               METATEC CORPORATION
                             1990 STOCK OPTION PLAN
                             ----------------------


         The Metatec Corporation 1990 Stock Option Plan (the "Original Plan"), as previously amended by Amendment No. 1 dated May 1, 1992, Amendment No. 2 dated February 22, 1993, Amendment No. 3 dated March 21, 1994 ("Amendment No. 3"), Amendment No. 4 dated October 26, 1995, and Amendment No. 5 dated July 16, 1997 ("Amendment No. 5") (together with the Original Plan, collectively, the "Plan"), is hereby amended pursuant to the following provisions:

         Section 1.      DEFINITIONS.

         All capitalized terms used in this amendment which are not otherwise defined herein shall have the respective meanings given such terms in the Plan.

         Section 2.      SHARES SUBJECT TO PLAN.

         The maximum aggregate number of Shares with respect to which Options may be granted under the Plan is increased by 600,000 Shares to a total of 1,610,000 Shares. Such aggregate number of Shares shall be subject to adjustment as provided in the Plan.

         Section 3.      ELIGIBLE PARTICIPANTS.

         Section 4 of the Original Plan, as previously amended by Amendment No. 3, is hereby amended to read in its entirety as follows:

                  The persons eligible to receive Options under the Plan ("Eligible Persons") shall include all officers and all full-time employees of the Company and its subsidiaries, and, in the case of Nonqualified Options (defined in section 5, below), directors of subsidiaries of the Company (other than directors of such subsidiaries who are also directors of the Company) and such part-time employees of the Company or its subsidiaries, if any, as may be designated by the Committee from time to time.

         Section 4.      EFFECTIVE DATE; CONSTRUCTION.

         The effective date of this amendment is May 1, 1998, and this amendment shall be deemed to be a part of the Plan as of such date. In the event of any inconsistencies between the provisions of the Plan and this amendment, the provisions of this amendment shall control. Except as modified by this amendment, the Plan shall continue in full force and effect without change.

         This amendment shall be submitted to the shareholders of the Company for approval as soon as practicable but in any event not later than 12 months after the effective date of this amendment. Notwithstanding the preceding paragraph or any other provisions of this amendment to the contrary, if this amendment is not approved by the shareholders of the Company within such 12-month period, this amendment and all Options granted with respect to the additional Shares subject to the Plan as a result of this amendment, and all Nonqualified Options granted to part-time employees of the Company or any of its subsidiaries, shall automatically become null and void and have no further force or effect.